UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: June 25, 2014

By:	/s/ Jeffrey David McGhie
Name:	Jeffrey David McGhie
Title:	Group General Counsel & Chief Corporate Affairs Officer

VimpelCom Ltd.

Victoria Place, 31 Victoria Street

Hamilton HM10, Bermuda

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

28 July 2014

08.45 am central European time

The meeting will be held at the following office address:

Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands

VimpelCom Ltd.

Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda

NOTICE

OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF VIMPELCOM LTD.

25 June 2014

Dear Shareholder,

It is a pleasure to invite you to the 2014 annual general meeting of shareholders (the “AGM”) of VimpelCom Ltd. (“VimpelCom” or the “Company”). The Supervisory Board of the Company has resolved that the AGM will be held on Monday 28 July 2014 at 08.45 am (central European time) at Claude Debussylaan 88, 1082 MD Amsterdam, The Netherlands. Only the holders of record of VimpelCom shares at the close of business on 25 June 2014, the record date for the AGM, are entitled to vote at the AGM under Bermuda law and the VimpelCom bye-laws.

The agenda of the meeting is as follows:

1.	Shareholders to receive audited financial statements of the Company for the financial year that ended December, 31 2013;

2.	Election of individual directors to the supervisory board (information about the candidates is provided in attachment 1);

3.	Appoint PriceWaterhouseCoopers Accountants NV (“PWC”) as the Company’s auditor, such appointment expiring at the conclusion of the 2015 annual general meeting of shareholders of the Company; and

4.	Any other business which may properly come before the meeting or any adjournment of the meeting.

The formal notice of the AGM is set out on the following page of this document.

The report of our previous auditor, Ernst & Young Accountants LLP, and the financial statements of the Company for the financial year ended 31 December 2013 (prepared in accordance with IFRS) appears on the Company’s website at www.vimpelcom.com and may be found at http://www.vimpelcom.com/ir/financials/index.wbp.

As part of VimpelCom’s regular review of its external auditor, the Supervisory Board performed a tender process, which resulted in the proposal to appoint PWC as the new external auditor of the Company with effect from the end of the close of the 2014 AGM. The Company’s previous auditor, Ernst & Young Accountants LLP having resigned on 12 June 2014, the Supervisory Board of the Company appointed PWC as the auditor of the Company pending the AGM. The affirmative vote of a majority of the votes cast at the AGM, at which a quorum is present, will be required to appoint PWC as the Company’s auditor until the conclusion of the 2015 AGM. Voting on the election of directors will be by way of cumulative voting and information about the cumulative voting procedure is provided on page 5 of this document.

VimpelCom shareholders are requested to complete and return the proxy form or voting instruction form (as relevant to how your shares are held) to ensure that their shares will be represented at the AGM. If you have any questions, you may contact Remco Vergeer at +31621187402 or remco.vergeer@vimpelcom.com. Information regarding the resolutions to be proposed at the AGM is set out on page 5 of this document. We encourage you to read that information carefully.

VimpelCom’s Supervisory Board recommends that shareholders vote in favour of the proposal for the appointment of PWC as the Company’s auditor until the conclusion of the 2015 AGM.

VIMPELCOM LTD.

NOTICE OF THE ANNUAL GENERAL MEETING

OF SHAREHOLDERS FOR 2014

TO THE SHAREHOLDERS OF VIMPELCOM LTD.

NOTICE is given that the 2014 annual general meeting (“2014 AGM”) of the shareholders of VimpelCom Ltd. (“VimpelCom” or the “Company”) will be held on 28 July 2014 at 08.45 am (central European time) at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands to receive the report of our auditor and the financial statements of the Company for the financial year ended 31 December 2013 and to vote upon the following proposals:-

1.	To appoint Dr. Hans Peter Kohlhammer as a director of the Company.

2.	To appoint Leonid Novoselsky as a director of the Company.

3.	To appoint Mikhail Fridman as a director of the Company.

4.	To appoint Kjell Morten Johnsen as a director of the Company.

5.	To appoint Andrei Gusev as a director of the Company.

6.	To appoint Alexey Reznikovich as a director of the Company,

7.	To appoint Ole Bjorn Sjulstad as a director of the Company.

8.	To appoint Jan Fredrik Baksaas as a director of the Company.

9.	To appoint Hamid Akhavan as a director of the Company.

10.	To appoint Sir Julian Horn-Smith as a director of the Company.

11.	To appoint PriceWaterhouseCoopers Accountants NV (“PWC”) as auditor of the Company for a term expiring at the 2015 annual general meeting of the Company and to authorize the supervisory board to determine its remuneration.

12.	Any other business which may properly come before the meeting or any adjournment of the meeting.

If any other matter properly comes before the meeting or any adjournment of the meeting, the persons named in the proxy form and voting instruction for the meeting will vote the shares represented by all properly executed proxies and voting instruction in their discretion.

The Supervisory Board of the Company has set 25 June 2014 as the record date for the 2014 AGM. This means that only those persons who are registered holders of VimpelCom common shares and/or convertible preferred shares at the close of business on that record date will be entitled to receive notice of the 2014 AGM and to attend and vote at the meeting and any adjournment of the meeting.

Proof of ownership of common shares and/or convertible preferred shares, as well as a form of personal identification, must be presented in order to be admitted to the meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the meeting.

This notice should be read in conjunction with the accompanying information.

The report of the auditor and the financial statements of the Company for the financial year ended 31 December 2013 (prepared in accordance with IFRS) appears on the Company’s website at www.vimpelcom.com and may be found at http://www.vimpelcom.com/#Investor-relations/Reports—results/Results/

Information about the nominees for appointment to the Supervisory Board of the Company is set out in the material accompanying this notice.

By Order of the Supervisory Board

Marlies A. Smith

Secretary

Dated: 25 June 2014

Record Date and Voting

Registered holders of record of VimpelCom common shares and convertible preferred shares will be entitled to vote at the 2014 AGM or any adjournment or postponement of the meeting. You are the registered holder of record of VimpelCom shares if your VimpelCom shares are registered in your name on VimpelCom’s register of members at the close of business on the record date for the meeting, which is 25 June 2014. Holders of record of VimpelCom shares will receive a proxy form from VimpelCom, which must be duly executed before a notary public and thereafter returned to the Company, and will be entitled to vote by proxy at the 2014 AGM.

Holders of record of VimpelCom ADSs will be entitled to instruct the depository as to the exercise of the voting rights attaching to the VimpelCom common shares represented by the holder’s VimpelCom ADSs. You are a holder of VimpelCom ADSs if your VimpelCom ADSs are evidenced by physical certificated American Depository Receipts or book entries in your name so that you appear as a VimpelCom ADS holder in the register maintained by the depository at the close of business on the record date. If you are a holder of record of VimpelCom ADSs, you will receive a voting instruction from the depository with instructions on how to instruct the depository to vote the VimpelCom common shares represented by your VimpelCom ADSs.

If you hold VimpelCom ADSs through a bank, broker or other nominee (in “street name”), you may receive from that institution a voting instruction form that you may use to instruct them on how to cause your VimpelCom ADSs to be voted.

Registered holders of VimpelCom shares can vote at the 2014 AGM by ballot. If you are a VimpelCom ADS holder you may not vote your shares in person at the 2014 AGM unless you obtain a proxy form from the depository giving you the right to vote the shares at the 2014 AGM. Even if you plan to attend the 2014 AGM, we recommend that you also submit your proxy form or voting instruction as described in this document so that your vote will be counted if you later decide not to attend the meeting.

A quorum for the transaction of business at the 2014 AGM is the presence in person of two or more persons at the start of the meeting having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50% plus 1 voting share of the total issued voting shares in VimpelCom at the time.

Pursuant to the VimpelCom bye-laws the re-appointment of the auditor is subject to the affirmative vote of a simple majority of the votes cast.

Pursuant to the VimpelCom bye-laws, the resolutions for appointment of the director nominees will be voted upon by way of cumulative voting. Further details on cumulative voting procedures are set out on page 5 below.

In the event a quorum is not present at the 2014 AGM, then the meeting will stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the CEO may determine.

Abstentions will be counted towards the presence of a quorum at, but will be not considered votes cast on any proposal brought before, the annual general meeting.

If you are a registered holder of VimpelCom shares and have voted by proxy, you may change your vote by signing, dating and returning a completed proxy form (such proxy form having been executed in the presence of a notary public) with a later date on or before the voting deadline of 25 July 2014 at 08.45 am (central European time) or by attending the 2014 AGM and voting in person. If you are a VimpelCom ADSs holder and have voted by submitting a voting instruction, you may change your vote at any time before the voting deadline of 12.00 noon eastern standard time in the United States pm on 21 July 2014. If you hold your VimpelCom ADSs in street name and wish to change your vote, you should follow the instructions provided by your bank, broker or other nominee. Registered holders of VimpelCom shares or VimpelCom ADSs who need another copy of their proxy form of voting instruction may contact the Company by any of the following methods:-

Mail	E-mail
Claude Debussylaan 88	maribelle.mampaeij@vimpelcom.com
1082 MD Amsterdam
The Netherlands	Phone
Attention: Legal Department	+31 20 797 7257

The Proposals

Set out below is a description of each proposal for which shareholder approval is sought. The supervisory board has recommended that the shareholders vote in favor of Proposal 10.

PROPOSALS 1-10. ELECTION OF THE SUPERVISORY BOARD

Text of the Proposed Resolutions:

1.	To appoint Dr. Hans Peter Kohlhammer as a director of the Company.

2.	To appoint Leonid Novoselsky as a director of the Company.

3.	To appoint Mikhail Fridman as a director of the Company.

4.	To appoint Kjell Morten Johnsen as a director of the Company.

5.	To appoint Andrei Gusev as a director of the Company.

6.	To appoint Alexey Reznikovich as a director of the Company,

7.	To appoint Ole Bjorn Sjulstad as a director of the Company.

8.	To appoint Jan Fredrik Baksaas as a director of the Company.

9.	To appoint Hamid Akhavan as a director of the Company.

10.	To appoint Sir Julian Horn-Smith as a director of the Company.

Explanatory Information:

•	Members of the supervisory board are elected for one-year terms, which will expire at the annual general meeting of shareholders to be held in 2015 (unless the director is removed from office or his office is vacated in accordance with the bye-laws).

•	Each of these candidates has consented, in writing, to his nomination to the supervisory board. Information about the candidates for election to the supervisory board is attached to this document (Attachment 1).

Shareholder Approval Required:

The election of the supervisory board itself is conducted by cumulative voting, which allows proportionate representation of shareholders on the supervisory board. Each shareholder should multiply the number of voting shares that it holds by 10 (the number of directors to be elected to the supervisory board from the 10 nominated candidates) and either allocate all of these votes to one nominee or distribute the total number of votes among 2 or more of the nominees proposed to be elected to the supervisory board. Each shareholder should vote on each of Proposals 1 to 10 by writing the number of votes allocated to each of the nominees selected by it in the appropriate box in the proxy form or voting instruction enclosed or, if attending the meeting, in the poll card or ballot handed out at the meeting. The sum of votes cast for the nominees selected by the shareholder may not exceed the total number of votes at such shareholder’s disposal for the appointment of directors.

PROPOSAL 11 APPOINTMENT OF AUDITOR

Text of the Proposed Decision: To appoint PriceWaterhouseCoopers Accountants NV as auditor of the Company for a term expiring at the 2015 annual general meeting of the Company and to authorize the supervisory board to determine its remuneration.

Explanatory Information:

•	In accordance with Bermuda law, the review and audit of the financial statements of a Bermuda company must be conducted by an external auditor. The appointment of the auditor is made by shareholders on an annual basis. The outgoing auditor of the Company, Ernst & Young Accountants LLP, having resigned on 12 June 2014, the Supervisory Board of the Company appointed PWC as the auditor of the Company on 12 June 2014 pending the 2014 AGM.

•	The Company maintains its financial statements in accordance with IFRS. Ernst & Young Accountants LLP confirmed, in accordance with section 89(3) of the Bermuda Companies Act 1981 (as amended) that there are no matters connected with their resignation as auditor which they wished to bring to the attention of PWC as the new auditor of the Company.

•	The Supervisory Board recommends that the shareholders of the Company appoint PWC as auditor of the Company until the conclusion of the 2015 annual general meeting, and that the Supervisory Board be authorized to determine their remuneration.

Attachment 1 to the Notice

INFORMATION ON THE NOMINEES FOR THE APPOINTMENT TO THE SUPERVISORY BOARD OF

VIMPELCOM LTD.

Hans Peter Kohlhammer has been a director of the Company since April 2010. Dr. Kohlhammer has been the Chief Executive Officer of KPC Kohlhammer Consulting, Munich, since August 2006. From 2003 to 2006 he was the Chief Executive Officer and Director General of the telecom company SITA SC, Geneva. From 2001 until 2003, Dr. Kohlhammer was the President and Chief Executive Officer of Grundig AG, Nuremberg. In 2000 and 2001, Dr. Kohlhammer was a self-employed consultant, and from 1998 to 2000 he held various management positions in Esprit Telecom plc, London. Dr. Kohlhammer has a doctorate degree in Mathematics from Bonn University (PhD). Dr. Kohlhammer is the chairman of the Company’s Audit Committee and a member of the Compensation Committee.

Leonid R. Novoselsky has been a director of the Company since June 2006. Mr. Novoselsky is a co-founder and the current President of the Gradient Group. Since September 2008, Mr. Novoselsky has been a member of the board of directors of OJSC “Protec”, one of the largest pharmaceutical distributors in Russia. Mr. Novoselsky graduated from the Moscow Institute of Steel and Alloys and in 1999 he received an MBA from the Wharton Business School. Mr. Novoselsky is the chairman of the Company’s Nominating and Corporate Governance Committee and a member of the Finance and Strategy Committee.

Mikhail M. Fridman has been a director of the Company since April 2010. Mr. Fridman currently serves as a member of the Board of Directors of OJSC Alfa-Bank, as well as Chairman of the Supervisory Board of Alfa Group Consortium. He serves as member of the Supervisory Board of X5 RETAIL GROUP N.V. He is a member of the Public Chamber of the Russian Federation. Since 1989 Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Alfa Eco Telecom (ALTIMO) and CJSC Trade House Perekriostok. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986.

Kjell-Morten Johnsen has been a director of our company since June 2007. Mr. Johnsen was appointed Executive Vice President and Head of Telenor’s European Operations in May 2012. Prior to this, from March 2009, Mr Johnsen was CEO of Telenor Serbia. Before his appointment in Serbia, Mr. Johnsen served as Senior Vice President of Telenor Central & Eastern Europe and Head of Telenor Russia from February 2006. From 2001 to 2006, Mr. Johnsen worked as Vice president of Telenor Networks with responsibility for Telenor ASA’s fixed line activities in Russia and the CIS. From 1996 to 2000, Mr. Johnsen worked with Norsk Hydro, where he held executive positions both as country manager in Ukraine and as a manager at the regional headquarters for the CIS, Africa and Latin America, based in Paris. Mr. Johnsen served as a member of Golden Telecom, Inc.’s board of directors from December 2003 to February 2008. Mr. Johnsen holds a master’s degree in business administration in strategic management from the Norwegian School of Economics and Business Administration. Mr. Johnsen is a member of the Company’s Compensation Committee.

Andrei Gusev has been a Managing Director at Altimo since 2013. In 2011 and 2012, Mr. Gusev was Chief Executive Officer of LSE-listed X5 Retail Group N.V., and from 2006 to 2010, Mr. Gusev was Director of Business Development and M&A of X5. From 2001 to 2005, Mr. Gusev served as Managing Director of the Alfa Group with overall responsibility for Investment Planning. Mr. Gusev has also worked at Bain & Company and Deloitte Consulting. In 2000 Mr. Gusev received an MBA from the Wharton School at the University of Pennsylvania (USA). Mr. Gusev graduated with a Diploma with Honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University.

Alexey M. Reznikovich has been Altimo’s CEO since April 2005. He has been a director of Alfa Group, Altimo’s parent company, since 2002, with overall responsibility for business development and management supervision of the group’s assets. From December 1998 to 2000, Mr. Reznikovich was a partner at McKinsey & Co. Following this, he founded EMAX, a new business venture to develop internet centres in Russia and was a director of EMAX and of CAFEMAX, an internet cafe chain, since February 2001. Prior to his time at McKinsey, Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld in the USA. He graduated from the Economics Faculty of Moscow State University and received his MBA from Georgetown University in the USA and INSEAD in France. Mr. Reznikovich is the Chairman of the Company’s Supervisory Board and Compensation Committee.

Ole Bjorn Sjulstad has been a director of the Company since April 2010. Mr. Sjulstad joined the Telenor Group in 2000 as a Vice President. Mr. Sjulstad then served as Managing Director of Telenor Asia Pte Ltd in Singapore from 2002 until 2004 when he relocated to Norway. He continued focusing on emerging markets in Asia as Senior Vice President and Director of Corporate Development, Asia region. In May 2007, he joined Telenor’s Central & Eastern European regional unit. In March 2009 Mr. Sjulstad was appointed as Head of Telenor Russia, Moscow. Mr. Sjulstad has served on the board of directors of Grameenphone Ltd, Bangladesh (2002 – 2008), and on the boards of directors of Telenor’s telecommunication companies in Thailand and Malaysia. Prior to joining the Telenor Group Mr. Sjulstad served over a ten year period in various leadership positions in the oil & gas engineering company now named FMC Technologies, and six years in the IT industry. Mr. Sjulstad holds degrees in Mechanical Engineering and Business Administration from Norway, and has completed the Program for Executive Development at IMD, Switzerland. Mr. Sjulstad is a member of the Company’s Finance and Strategy Committee, Nominating and Corporate Governance Committee, Audit Committee and Business Review Committee.

Jan Fredrik Baksaas has been a director of the Company since November 30, 2011, and before his current term, he served as a director of the Company from April 2010 to June 2011. Mr. Baksaas has served as the president and chief executive officer of Telenor ASA since June 2002, a member of the board of Svenska Handelsbanken AB since 2003 and a member of the board of GSM Association from January 2009. Before joining Telenor in 1989, Mr. Baksaas served as the chief financial officer of Aker AS, chief financial officer of Stolt-Nielsen Seaway and held finance-related positions in Det Norske Veritas in Norway and Japan. Mr. Baksaas holds a master of science degree from the Norwegian School of Economics and Business Administration in Bergen, Norway, and additional qualifications from the International Institute for Management Development in Lausanne, Switzerland.

Hamid Akhavan served as the CEO of Unify Inc. (previously Siemens Enterprise Communications) from 2010 until 2014, and has been a member of its Board of Directors since January 2014. Mr. Akhavan’s extensive industry experience includes general management, international sales and marketing, software and product development, as well as technology, IT and procurement. Prior to joining Siemens Enterprise Communications, Mr. Akhavan served as Chief Operating Officer (COO) at Deutsche Telekom Group from 2009 to 2010 and Chairman of the Executive Operating Board at Deutsche Telekom in the same period. He was also the CEO at T-Mobile International AG from 2007 to 2009. Mr. Akhavan holds a BS degree in Electrical Engineering and Computer Science from the California Institute of Technology (Caltech) and an MS degree in the same fields from the Massachusetts Institute of Technology (MIT).

Sir Julian Horn-Smith was a member of the founding management team of Vodafone Group Plc and is considered to be one of the principal architects in the development of Vodafone’s International Strategy. He retired from the Vodafone Board in July 2006, where he held the title Deputy Chief Executive Officer. Sir Julian remains in the global telecom sector as a Senior Advisor to UBS Investment Bank, in London, Senior Advisor to CVC (Telecoms and Media), a Member of the Board of Digicel (the leading Caribbean and Pacific Operator), and advisor to the board and Chairman of Etisalat Group. Sir Julian has a directorship at Martin Dawes Systems (a software company). He is a Pro Chancellor at Bath University and chairs the University’s School of Management Advisory Board (Bath is one of the top UK universities, particularly recognized in Management Science, Engineering and Mathematics). He is a Trustee for the Hope for Tomorrow Charity and is the Founder and Co-Chair of The TATLIDiL Conference (British and Turkish Conference). In 2004 he received a knighthood in the Queen’s Birthday Honours List for his services to international telecommunications. During his career in international telecommunications Sir Julian has served as a Director on a number of well known Company Boards, including; Lloyds Banking Group plc, Smiths Group, China Mobile, eAccess in Japan, De la Rue plc, Verizon Wireless, SFR in France and Chair of both the Mannesmann Supervisory Management Boards.

VIMPELCOM LTD.

PROXY FORM

Your proxy must be received by 08.45 am central European time on 25 July 2014 to be counted in the final tabulation of proxy votes for the meeting.

This proxy is solicited on behalf of the Supervisory Board of VimpelCom Ltd. for the annual general meeting of VimpelCom Ltd. shareholders to be held on 28 July 2014.

The undersigned appoints Jeffrey McGhie, Jo Lunder and Felix Saratovsky as proxies, each with full power of substitution, and authorises each of them to represent and to vote, as designated below, all common shares and/or convertible preferred shares of VimpelCom Ltd. held of record by the undersigned on 25 June 2014, at the meeting and at any adjournment of the meeting. The undersigned further authorizes the proxies to vote in their discretion upon such other matters as may properly come before the meeting (including any motion to amend the resolutions proposed at the meeting and any motion to adjourn the meeting) and at any adjournment of the meeting.

Name of registered shareholder

Signature

Signature (if held by joint holders)

Date:

Please print the shareholder’s name exactly as it appears in the register of shareholders of the Company and sign this proxy form IN FRONT OF A NOTARY PUBLIC. Proxies should be dated when signed. Where shares are held by joint holders, both should sign IN FRONT OF A NOTARY PUBLIC. When signing as attorney, executor, administrator, trustee, guardian or other similar capacity, please give your full title as such and execute the document IN FRONT OF A NOTARY PUBLIC. If a corporation, a duly authorized officer of the corporation should sign on behalf of the corporation, or the seal of the corporation should be affixed, in each case, IN FRONT OF A NOTARY PUBLIC. If a partnership, a partner should sign in the partnership’s name, IN FRONT OF A NOTARY PUBLIC.

BEFORE ME:

SIGNATURE AND SEAL OF NOTARY PUBLIC

AT (PLACE)

DATE:

Please mark, sign (IN FRONT OF A NOTARY PUBLIC), date and return this proxy card by mail to VimpelCom Ltd., Attn: Legal Department, Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands or send a scanned copy of it by e-mail to maribelle.mampaeij@vimpelcom.com. In order for your mailed proxy to be counted, the proxy must have been EXECUTED IN

FRONT OF A NOTARY PUBLIC and must be received no later than 08.45 am central European time on 25 July 2014. Submitting a proxy will not affect your right to vote in person if you decide to revoke your proxy and attend the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED IN FRONT OF A NOTARY PUBLIC AND DELIVERED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF YOU SIGN AND RETURN THIS PROXY BUT NO DIRECTIONS ARE GIVEN, THEN THIS PROXY WILL BE VOTED SO THAT, IN RESPECT OF PROPOSALS 1 TO 9, THE VOTES TO WHICH YOU ARE ENTITLED ARE SPLIT EQUALLY BETWEEN EACH OF THE 9 CANDIDATES FOR ELECTION AS DIRECTORS AND, IN RESPECT OF PROPOSAL 10, “FOR” THE PROPOSAL AND IN THE DISCRETION OF THE PROXIES UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

Votes must be indicated in Black or Blue ink.        MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

1.	To appoint Dr. Hans Peter Kohlhammer as a director.	VOTES FOR

2.	To appoint Leonid Novoselsky as a director.	VOTES FOR

3.	To appoint Mikhail Fridman as a director.	VOTES FOR

4.	To appoint Kjell Morten Johnsen as a director.	VOTES FOR

5.	To appoint Andrei Gusev as a director.	VOTES FOR

6.	To appoint Alexey Reznikovich as a director.	VOTES FOR

7.	To appoint Ole Bjorn Sjulstad as a director.	VOTES FOR

8.	To appoint Jan Fredrik Baksaas as a director.	VOTES FOR

9.	To appoint Hamid Akhavan as a director.	VOTES FOR

10.	To appoint Sir Julian Horn-Smith as a director.	VOTES FOR

11.	To appoint PriceWaterhouseCoopers Accountants NV (“PWC”) as auditor and to authorize the supervisory board to determine its remuneration.	FOR ☐	AGAINST ☐	ABSTAIN ☐